Exhibit 99.(a)(7)

The Malaysia Fund, Inc. Announces

Final Results of Tender Offer

(For Immediate Release)

NEW YORK, June 16, 2011—The Malaysia Fund, Inc. (NYSE: MAY) (the “Fund”) announced today that, in accordance with its tender offer for up to 1,331,345 of its issued and outstanding shares of common stock, which expired on June 9, 2011, the Fund has accepted 1,331,345 shares for payment on June 17, 2011 at $12.33 per share, which is equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on June 10, 2011. The 1,331,345 shares represent 15 percent of the Fund’s outstanding shares. A total of 5,690,160 shares were properly tendered and not withdrawn by June 9, 2011, the final date for withdrawals. Therefore, on a pro rated basis, approximately 22.72 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 640 investment professionals around the world and approximately $284 billion in assets under management or supervision as of March 31, 2011.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.